Exhibit (a)(2)(AR)

FINAL TRANSCRIPT

NG - NovaGold Resources Inc. Conference Call to Update Shareholders

on Hostile Barrick Bid

Event Date/Time: Nov. 17. 2006 / 11:00AM ET

Nov. 17. 2006 / 11:00AM, NG - NovaGold Resources Inc. Conference Call to Update Shareholders on Hostile Barrick Bid

CORPORATE PARTICIPANTS

Rick Van Nieuwenhuyse

NovaGold Resources Inc. - President, CEO

Peter Harris

NovaGold Resources Inc. - COO

Don MacDonald

NovaGold Resources Inc. - CFO

CONFERENCE CALL PARTICIPANTS

Kim Stevens

Snyder Capital Management - Analyst

Michael Emmerman

Neuberger Berman - Analyst

Ted Parsons

Parsons Capital - Analyst

PRESENTATION

Operator

Good morning and welcome to the shareholders conference call for November 17, 2006. Your host for today will be Mr. Rick Van Nieuwenhuyse.

Rick Van Nieuwenhuyse - NovaGold Resources Inc. - President, CEO

Good morning fellow shareholders and welcome to our call. Following Barrick’s conference call earlier this week, many shareholders called us with many questions, questions that they really wanted to ask Barrick but were not given the opportunity to.

Contrary to Barrick’s claims to provide NovaGold’s shareholders with an opportunity to engage in open dialogue and to ask questions, Barrick once again demonstrated its arrogance by hogging the puck and leaving very little time for questions and only asking a few questions, mostly about itself, and not of any particular interest to NovaGold’s shareholders.

In addition, Barrick presented many half-truths, highly skewed and downright misleading and wrong information during its diatribe. We would like to take the opportunity to correct these misstatements.

I’m joined here today by Don MacDonald our CFO; Peter Harris, our Chief Operating Officer; Elaine Sanders, our VP of Finance; and Greg Johnson, VP, Corporate Communications. We will of course be making forward-looking statements during the presentation. Just for consistency’s sake, the order of the presentation will try and address a number of the specific points that Barrick raised during their call. So we will go ahead and proceed to the first slide.

Barrick outlined that that were 11 companies that looked at NovaGold. That’s accurate. Most companies were either focused on Galore or they were focused on Donlin Creek. There were not that many very large companies in the world that can handle both of these projects.

Most of the companies indicated to us that they didn’t really want to get into a fight with Barrick. Also, a number of the companies were busy with their own M&A transactions. One of the things that did occur as a result of the hostile bid is that NovaGold’s profile has been raised and many of these companies have told us that they maintain a strategic interest in both of these assets and have said to us that they would be back if Barrick went away.

Now moving on to the Galore Creek, some of the comments made about Galore Creek. Barrick said it was surprised by the changes in the Galore Creek economics. They stated only some selected and nonrepresentative and only negative numbers. They ignored the significant positive increases in the first five years of production of copper, gold and silver, and the very significant increase in the base case cash flows from $200 to $400 million.

Barrick also indicated that they were surprised at the magnitude of the increase and the capital costs. They stated their numbers in terms of US dollars, which we all know of course have depreciated in value significantly over the course of the year. In Canadian dollar terms, the number was actually only about 7% different higher than Barrick’s own estimate that they gave us back in May of 2006, back when we were in fair and open discussions with regard to Galore Creek.

Barrick also tells us that they have completed 20 feasibility studies in the past 10 years, and we’d just like to point out that those 20 feasibility studies were actually prepared by companies such as Placer and Homestake and Lac, all companies that they’ve taken over.

The changes pointed out by Barrick with regard to Galore Creek, and specifically with regard to the capital costs, really bolstered NovaGold’s legal case with regard to Donlin Creek, because during the environmental assessment process at Galore, that process resulted in material and significant increases in the capital cost, which is of course is what we’ve been saying all along at Donlin Creek. The feasibility study that Barrick will deliver in 2007 will not reflect changes that will no doubt be necessary during the environmental review process. Therefore, that feasibility will not be final and will not be bankable. We will talk more about this later.

Barrick again used some interesting mathematics to put their case forward as they also seemed surprised — and they also seem surprised that we were working with — or working on several joint ventures, even though we had announced that over a year ago. They said that we needed a strong partner to develop Galore Creek, and we agreed, and all the partners we were talking to are strong and they have joint ventures on other world-class mines around the world. All of these parties have indicated that they are happy to have NovaGold as the operating partner.

Barrick said we would need $500 million of additional contingent equity based on 15% of capital. If it were required we put up such a collateral, it would equate to $160 million for Galore Creek, and not the $500 million indicated by Barrick. Again, some more fuzzy math.

Barrick said that the $1.05 billion in bank lending for Galore Creek was based on gold and copper hedging. This is categorically not true. Barrick also said that the bank lending used $1.50 copper and $525 gold prices as assumptions. This is not true also. Long-term metal prices were assumed.

Barrick said it approached CIBC and Scotia Bank to come up with their conclusions or assist them with their conclusions. Although both are well-respected banks, we are unaware that either have acted as a lead bank on mine project financings for prject like Galore Creek or Donlin Creek anywhere in the world in the last 10 years. We are not sure how they can speak for the current metal prices assumptions used in the financing models done by our independent financial advisor.

Meanwhile, I don’t think anybody would doubt that Rothschild and Citigroup had been integrally involved in structuring and financing multiple major product projects around the world over the past five years. I would also like to emphasize that we selected Citigroup specifically because they are very familiar with the Company and they have very seamlessly and effortlessly moved into the place of Rothschild. We have engaged them for that reason specifically and we do not anticipate any significant interruptions with our ongoing discussions with potential joint venture partners.

Barrick stated that there was no precedent for financing companies in NovaGold size with regards to large projects like Galore Creek. We would like to draw their attention to just a few, and I’m sure there are more examples. In the late 1990s, Antofagasta Holdings had a market cap of less than half of NovaGold’s market cap today and they entered into a 40% — or they joint ventured 40% of the Los Pelambres project in Chile, which is a large copper project there with a total financing capital of $1.5 billion. They did that with no share dilution.

In 2006, earlier this year, Dynatech Corporation, also with a market cap of less than half of NovaGold’s, obtained a joint venture on its $2 billion Ambatovy project in Madagascar. Also earlier this year, Fortescue Mining of Australia with a market cap similar to NovaGold, obtained approximately $2 billion in debt financing, which was arranged by none other than Citigroup.

So again, half-truths and simple statements that are just not fact.

Regarding Donlin Creek, Barrick questions our ability to utilize cash flow from Galore Creek to support the debt at Donlin. At current prices, Galore Creek will generate about $1.5 billion in pretax cash flow per year over the first five years of its mine life. Assuming that debt is payable evenly over five years, that there is a 50% excess cash sweep. That would leave about $1 billion of cash available from NovaGold’s 60% share just in the first two years and compared with the equity requirements of Donlin Creek of about $0.5 billion. At the end of the two years, the debt left on — at these prices, the debt left on Galore Creek would be zero.

With regard to Galore Creek permitting, we are on time and on schedule. We have been able to accomplish our objectives here because we have engaged high-quality consultants, legal firms, environmental firms that know how to do business in B.C., along with our own team that is now quite substantial and has been quite adept at moving through the permitting, both in Alaska and in British Columbia.

The final steps of the B.C. process commenced in late May of 2006 with the Galore Creek project. In B.C., it’s a mandated timeline of 180 days before for the environmental assessment application — to review the environmental assessment application, with 30 days for ministerial decision and a further 60 days for permit applications submitted in the same time frame. This includes the surface lease, which we’ll talk about in a second.

The B.C. and federal governments have agreed in writing to work jointly to review Galore Creek’s application, and to date, this process has gone very smoothly.

Talking a bit about Pioneer. Pioneer holds the subsurface rights which are under an option agreement to NovaGold, a valid option agreement. The B.C., or British Columbia, has a precedent in the mining industry, which of course Barrick’s Eskay Creek mine utilized with regard to disputes concerning surface and subsurface issues.

When there is a dispute with an underlying mineral right holder, the B.C. government is concerned about whether or not there is mineral potential, and that’s called a condemnation process. In October of 2006, the responsible B.C. agency wrote the Environmental Assessment Office confirming that it agreed that the area beneath the Grace claims and beneath the tailing facility specifically, had been condemned. We believe that the Grace litigation is a nuisance lawsuit and that it will not hinder the permitting process. The litigation specifically addresses whether or not NovaGold spent $400,000 and whether or not we had a hidden agenda. We plan to dispute those in court, but they have only to with the option agreement and absolutely nothing to do with the permitting process.

As part of the approval process, the Tahltan Central Council sent a very strongly worded letter in support of NovaGold’s approach to the project. That came as a result of more than three years of working very closely with the Tahltan First Nation. A lot of Tahltans worked for NovaGold on the Galore Creek project. In fact, they worked elsewhere for us on other projects as well. We have a very strong long lasting relationship with the Tahltans.

Just to put things in an economic perspective, Barrick asserted they did not think we could get the permits until 2008. Even if that is the case, based on the NPV, that would only reduce NovaGold’s net asset value by $0.35 a share. So not as dramatic as Barrick may have wanted to indicate.

We understand that Barrick may not be very familiar with the B.C. permitting process since they have never permitted a mine in B.C. Furthermore, despite their posturing that they are familiar with Northern B.C., we would like to point out that Eskay Creek was explored, permitted, financed, constructed and operated by a junior mining company called Prime Resources that had then been bought out by Homestake, that had then been bought out by Barrick. I guess they must have forgotten all of that.

I would now like to talk about the Donlin litigation. Litigation was not part of our strategy, but we will defend our rights. Barrick says we have no case. If that’s really so, why did both Placer and Barrick try to negotiate for more time? If you read Barrick’s transcript of their call this week, you will see that they continually obfuscate by referring that — to just a feasibility study, without referencing the word bankable. Well, Canadian regulators define feasibility study in National Instrument 43-101 as containing as containing such — and I quote here — “detail that it could reasonably serve as a basis for a final decision by a financial institution to finance the development of the deposit or mineral production.”

It cannot be more clear what a feasibility study is supposed to be.

Barrick continues to attribute false statements to us as well.

Sorry, I must have left a point out here. Barrick tells us that they complied with 43-101, but they don’t seem to even want to be held up to the standard. Barrick also attributes numerous false statements in NovaGold that we simply have never made. They state that NovaGold says that they have to have all of the environmental permits by November 12 of next year, and that they — and they quote from NovaGold’s court testimony in September this year that contradicts Barrick’s statement. Nowhere in our material published since we announced the lawsuit do we state that all the environmental permits are needed by that date. Nor have we ever said that the permits are needed for the feasibility study. But you do need permits to construct a mine, and that’s what’s relevant here. Barrick continually avoids reference to Barrick’s Board decision to construct the Donlin Creek Mine. Look at their slides. It’s just simply not there. If you read the transcript carefully, they do reference a Board approval provided the project is economic. I suspect Barrick’s Board required their CEO to include these words.

Note that they did not say anything about a decision to construct or anything about meaningful. And don’t forget about Placer’s letter that they wrote to us back in June of 2003 where the same person who wrote the letter also signed the MBA, the mine venture agreement, said — “Placer Dome would not expect that it would have fulfilled the back-in requirements if, by way of example, its Board had approved construction of a mine, but only after all permits had been obtained. And it turned out to be the permitting process had not even started. Placer Dome understands that to be reasonable, the Board’s decision to construct a mine has to be a meaningful one so that the mine construction and development is ready to go forward in short order.”

Barrick testified in court that they plan to submit a draft environmental impact statement in September-October of next year. They also said that the EIS, or permitting process, would take two to three years. So the earliest that construction could start would be 2010. That does not sound like short order to me, and I don’t know a court will see it that way either.

We have always been open to negotiations. We’re not looking for a fight with Barrick on the Donlin issue. We were in good faith negotiations with Placer before. We were in good faith negotiations with Barrick. We have no problem with sitting down and readdressing that even now. We still look forward to a fair resolution to this dispute.

It’s clear to see why Barrick wants Galore. It really does compare — stack up and compare very well with Zaldivar. This is a mine that is certainly one of their best performers these days. They stated that the Galore copper grades were 25% below Zaldivar grades, but they ignored the gold and the silver. They compare the cash costs for copper as a co-product, but again, they ignored the gold and the silver. They compared the life of mine copper production, and again, ignored the gold and the silver. We are perplexed by this because Barrick’s analysis to date when they talk about paying fair value for NovaGold, has always ignored the copper. Now they seem to want to ignore the silver as well. This seems more than a bit disingenuous. What matters is an apples-to-apples comparison, and Galore produces more copper and at lower cost than Zaldivar.

Kind of reminds of a shell game that you see the street hustlers playing in New York City. But our shareholders are not that foolish and not that naive.

On Donlin Creek, they don’t like to see us make this comparison either. We agree with Barrick that Goldstrike was a wonderful mine. That is not our point. Our point is not what Goldstrike was, but what Goldstrike is. It’s been operating for 20 years and currently has only as a 10-year mine life left. It currently produces about 1.5 million ounces per year, and guidance from last quarter’s call — on Barrick’s last quarterly call indicated that costs were rising. In fact, Q2 to Q3 costs have increased over $100 an ounce, and that production was falling.

The market pays for future production, not past glory. Donlin will produce 1.9 million ounces of gold once it’s in production up and through about the year 2020, and then 1.4 million ounces for another 15 years. Donlin is very early in its exploration stage and I’m convinced that we believe that certainly additional exploration will result in further enhancements to these statistics.

Barrick needs to replace its aging Goldstrike mine, and Donlin is the ticket. We understand why they want it, and perhaps why they need it. We just want them to pay our shareholders a fair value for all of the ounces at Donlin that are known, including the inferred ounces. It’s ridiculous to ascribe no value to those.

Barrick spent a lot of time talking about technical capabilities, integrity and their decades of experience. We also have decades of experience. NovaGold’s Galore Creek team of managers have led the construction and operation specifically of Barrick Gold’sZaldivar mine. We managed the construction of that mine in the period ‘93 through ‘95 and [Carl Gagnet] was the mine manager there in 2002 to 2004, just prior to joining NovaGold.

We understand that Galore Creek is an enormous project. It has enormous potential and we’re not underestimating the challenges. That is why we have put together a huge team to manage the risk in constructing this mine and putting it into production. Meanwhile, let’s talk about Barrick and Placer Dome and how they have mismanaged the Donlin Creek project for the last four years. While the NovaGold team originally identified and acquired the project for Placer back in 1996, and in the period 2002 to 2003, our exploration seem doubled the known resource at that time within an 18-month period. They also now produce the SRK study, which now seems to be a benchmark for Barrick in communicating with its shareholders and ours when they describe the project.

We plan to put this project into production as well. It’s a huge project, but it will follow the Galore Creek project, and once Galore Creek is up and running, our team that build that project can move on and build Donlin Creek as well.

Barrick spent a lot of time saying that it takes only big companies can build big mines. We think that people build mines and we find it interesting that Barrick itself was not a big Company when they built Goldstrike. Freeport was not a huge company when they built Grassburg and Antofagasta was not a huge company when they build Los Pelambres.

This next slide is a chart that Barrick referenced and then where they thought our share price should the training had it not been for the bids. And I was not sure if they referred to it as a nondisturbed price, but they reference it to the XAU, which is an index that’s more typically used to index and compare major company performances. NovaGold has consistently over the last five or six years outperformed the XAU. And I guess I would further point, if they really think our share price $12, then why are they buying our shares at $16?

To summarize, Barrick’s offer undervalues NovaGold by not paying for any of the inferred ounces, by not paying anything for the copper, by not paying a premium for NovaGold’s world-class assets in districts that are in North America. And I emphasize the word districts here. They have a lot of exploration upside. There’s no premium for the control of the Company. There’s no premium for the capturing — the increased value of the assets as they advance to production. There’s no premium for the 40% of Donlin that Barrick does not own.

Full and fair? Hardly, we think. Final? Well, amen. We’ll see. Barrick’s bid is wholly inadequate and the vast majority of our shareholders agree.

I would now I would like to turn it over to the question and answer period, Donna, if you could take the questions please.

QUESTIONS AND ANSWERS

Operator

(OPERATOR INSTRUCTIONS). [Kim Stevens], Snyder Capital Management.

Kim Stevens - Snyder Capital Management - Analyst

I want to thank you personally for having this conference call today, and giving us shareholders an opportunity to actually ask questions in a public forum.

You guys probably don’t know, but I have been in this business for over 20 years as an equity analyst and a portfolio manager. And as you can imagine, I’ve been on my fair share of conference calls. When I was on the Barrick call earlier this week, and Greg Wilkins just cut off that Q&A session in mid-sentence, before I or anyone else really got a chance to ask any questions. So I think it’s a pleasure to be allowed to actually speak here and be heard today. So I thank you for that.

I just wanted to make one more comment, too, before I go onto my question. That is — in case nobody else knows, that Snyder Capital Management and that we are long-term value shareholders. Because of the size of our firm, we usually are one of the largest shareholders in the companies that we take positions in. You probably don’t know our history, but we have been before on the other side of transactions with Barrick. Back in the late 1990s, we were large shareholders in a junior exploration company called Sutton Resources. Back then, Barrick made an offer for that company. And we felt then that was a very fair and good value offer, so we tendered our shares into Barrick for that company.

But today, in holding NovaGold and the offer that Barrick has made for NovaGold is just so ludicrously below what I feel the long-term value of this company is, that we’re very firm, strong, long-term shareholders. So I just wanted to reiterate that to you.

In regards to the question I wanted to ask, because in the Barrick conference call, Greg Wilkins made what sounded to me like to be a lot of veiled threats. He took a lot of facts and figures out of context as Rick went over in very nice detail for us, and he went out of his way to state a lot of negative facts. Actually, as I was listening to his lecture, I was thinking — getting to the point where I felt like — why does he even want to buy this company? It sounds so horrible. Who would pay $16 for it? But that is a question only he could answer. He went out of his way also to state that Barrick had made their valuation of NovaGold based upon only publicly available information, which also appears in his valuation. He did not include the valuation of all the assets of NovaGold, but that is another point.

So I guess the question I wanted to ask Greg Wilkins, and I’m going to ask you guys here, is — didn’t Barrick Gold as operator, and don’t they still as operator of the Donlin Creek joint venture, have material inside information on the project that could potentially increase the value of this project? This is information that I don’t have as a shareholder and owner of this company that I can use for my valuation purposes, but that Barrick has.

Also, weren’t they given more detailed information on Galore Creek as part of those original discussions between NovaGold and Barrick in regards to amending the joint venture agreement at Donlin? So I guess that’s my question.

Rick Van Nieuwenhuyse - NovaGold Resources Inc. - President, CEO

Thanks, Kim, for your question and your comments. They’re much appreciated.

You’re absolutely right. This has been one of our issues with Barrick all along, and it’s part of the litigation, in fact, that they do indeed have a lot of information that they have not shared with us or our shareholders on Donlin Creek. We do get weekly reports, but — that’s only sort of scant information to kind of more technically-oriented, and nothing in terms of complete information on all the drill holes and QATC, etc., that would allow us to then incorporate that into our own modeling.

They are wide way behind, at least they state that they are way behind on logging core and getting information — getting the assays back. But of course, only Barrick knows that information, because they have not shared with the rest of us.

With regard to other information, with respect to Galore and our discussions with Barrick on Galore, we did share confidential information with them on Galore, and that of course is part of a separate lawsuit here in B.C., with regard to Pioneer. We did share a significant amount of information with them on Galore.

I guess I want to emphasize that we did not want to sue Barrick over Donlin. We have always felt we should be able to arrive at a settlement with both Placer, when we talked with them, and when Barrick showed up. We have always been willing to do that. But it really does bother us when Barrick represents that we only own 30% of a deposit that we clearly own 70% of, and that they have not performed on over the years.

Then, to add insult to injury, to say that the inferred resources are not worth anything, when they in fact have the responsibility, as manager of the project, to infill drill those and convert them to measured and indicated which they say are worth $100 an ounce. By the virtue of the fact that Donlin is such a large deposit, we’re talking about a large sum of money here. So to ignore 40% of Donlin is convenient for them, but just flat-out wrong. Thanks for the question, Kim.

Operator

Michael Emmerman, Neuberger Berman.

Michael Emmerman - Neuberger Berman - Analyst

I suspect that the large black hand of Barrick was at play with Rothschild, and it surprises me after many months of being involved with Nova on this project that they suddenly come up with an issue of conflict.

Is there anything that speaks to that issue on your part? Pressure that was placed on Rothschild?

Rick Van Nieuwenhuyse - NovaGold Resources Inc. - President, CEO

That question is probably best answered by Greg Wilkins, if he would take the question. I guess that might have been one that someone might have asked him the other day.

Michael Emmerman - Neuberger Berman - Analyst

I would have, yes.

Rick Van Nieuwenhuyse - NovaGold Resources Inc. - President, CEO

Obviously, we don’t know. We were very surprised at the very sudden request — or not request, but Rothschild’s very sudden departure.

I think on the positive note, we actually see Citigroup as a stronger financial advisor, and also a group that is also very interested in doing project lending. So we actually think this has been a bit of a blessing in disguise, and that’s not to say anything negative about Rothschild. We enjoyed working with Rothschild, and have a great — a good working relationship with them. We understand that Barrick is a major client of theirs, and they have choices to make. So we respect that.

But we are moving forward. I do want to emphasize that, because the Citigroup has been so familiar or is so familiar with the company by virtue of being involved with us through the very successful financing we did last winter, almost — a little less than a year ago now, and then all through this episode of our corporate history, they know us very well and we know them very well. So I think Citigroup is going to be able to sit in and fit very quickly down at the table with us, adjacent to — and involved in the negotiations that are ongoing with our joint potential joint venture partners at Galore. So we’ll look forward to working with them.

Michael Emmerman - Neuberger Berman - Analyst

I know that you were and have been ongoing with the Bering Straits Native Corporation and the Sitnasuak Native Corporation. Who are the folks behind the Bering Straits Citizens for Responsible Resource Development?

Rick Van Nieuwenhuyse - NovaGold Resources Inc. - President, CEO

Just let me give, just for a bit of background here, in case there are others that are not familiar with the recent events that we just announced this morning.

A group of three individuals from Nome, calling themselves the Bering Straits Citizens Advisory Group, I think is what they are called — brought to the U.S. Corps of Engineers for issuing our permits on Rock Creek earlier this year. The permits were issued about three months ago, so we were a bit surprised — and the Corps was very surprised that they launched this lawsuit this late.

We believe that — first of all, I guess to point, NovaGold or any of its subsidiaries are not named in the lawsuit. It is specifically aimed at the Corps of Engineers. This is very typical of what citizens’ advisory groups can do and have done many times, not only in Alaska, but just about everywhere, every jurisdiction, certainly, in litigious North America. We don’t believe that there are any issues that are going to arise from this. We believe that the Corps follows the correct procedures, and that NovaGold followed the correct procedures. We’re confident that the permits were issued in a transparent and open process, with a tremendous amount of public review. We do not see that this suit will be an impediment to the continued development of the project at this time.

We have had, as you point out, very strong support from the Bering Straits Native Corporation and the Sitnasuak Native Corporation, Bering Straits being the regional corporation responsible for this part of Alaska, and the Yupik Native shareholders in this part of Alaska, and Sitnasuak being the village corporation with their native shareholders.

I would like to maybe ask Peter to make a few comments, because he has actually been talk talking with Doug Nicholson, our VP of Alaska Gold there. Peter, can you make some further comments?

Peter Harris - NovaGold Resources Inc. - COO

Michael, thanks for the question. We have been in construction now up in Nome for just under three months. Our permits were granted August 21st of this year. Since that point in time, we have had a very good relationship with the vast majority of the local people, including the local native corporations. In fact, some of our major contracts are with subsidiaries of local native corporations.

The other interesting fact is that, since the permits were granted, we have also been hiring and training a number of the local people. In fact, it’s our objective to hire and train as many of the local people as we can to satisfy the mines’ requirements. Since permits were put in place, we have actually hired 30 people. 95% of them are local people and 50% of those people are American native Indians.

We also have offers pending for 37 more people, of which they are 100% local, and 81% of those people are American native Indians.

The project, as you know — I think we talked about this just recently — (indiscernible) is on schedule and on budget. The shop warehouse is down to grade at the plant site, forming is ongoing for foundations and we should be pouring those footings next week. The mill area is being brought down to grade rapidly, and we expect to be pouring mill foundations by the end of the month.

And all topsoil — which is a key issue — all topsoil has been removed and stored appropriately for future use. There are no wetlands remaining at the plant site. A new access road has been put in place and is in use from the [Glassy] Creek Road and we have the 2-kilometer pit road in place from the plant site to the open pit, and he pit a third stripped.

We have also begun work on the tailings impoundment. Now that we actually have some cold weather up there, we have been — as is Vancouver, we have been deluged with rain in the Nome area for the last two to three months, but we’re still on schedule for our earthworks. And now with the cold weather, we can start to get into some of the tailings areas.

Michael Emmerman - Neuberger Berman - Analyst

What is fascinating is in light of the recent action by Rothschild and that movement, I would be very curious to know if the three people involved with the Bering Straits Citizens for Responsible Resource Development have any ties with Barrick. Just a thought.

Rick Van Nieuwenhuyse - NovaGold Resources Inc. - President, CEO

We’re not aware of any, but who knows?

Michael Emmerman - Neuberger Berman - Analyst

My last question, which I know you cannot answer, but I wish you could shed some light for us or give some color, is — where do the ongoing negotiations stand now?

Rick Van Nieuwenhuyse - NovaGold Resources Inc. - President, CEO

I am sorry — just a point of clarification. You’re referring to negotiations with Barrick, or —?

Michael Emmerman - Neuberger Berman - Analyst

No, with any other parties relative to financing and relative to Galore.

Rick Van Nieuwenhuyse - NovaGold Resources Inc. - President, CEO

I understand, sorry. Yes, relative to Galore, we are in discussions with three specific parties — called them agents, smelting groups, to be generic. They are advancing at a quite rapid pace. We are very pleased that Citigroup has basically sat down, as I indicated earlier, and we’ve really seen a pretty seamless transition. Our objective is to have — to work towards having a memorandum of understanding towards the end of the year, perhaps early in the year, and then by the end of the first quarter of 2007 have all of the agreements in place. This is — when I refer to all agreements, it’s the joint venture agreements, the financing agreements, the offtake agreements. There’s quite a stack of documents that need to be negotiated. But we feel very well-prepared with the team that we have in place, including our legal and our financial advisers.

Michael Emmerman - Neuberger Berman - Analyst

I won’t hog this any further.

Operator

[Ted Parsons], Parsons Capital.

Ted Parsons - Parsons Capital - Analyst

What are the chances that Citigroup not only advises but uses their own capital? That’s one question.

Barrick is not paying — they are not paying for Nome, they’re not paying for Ambler, they’re not paying for any of the copper at Galore, they’re not paying for much silver, and they’re paying for what 30% of the measures had indicated the second-to-last number that we were given. It is not even the latest number. Can you shed some light on that?

Rick Van Nieuwenhuyse - NovaGold Resources Inc. - President, CEO

I think I’ll ask Don to speak on the question on Citigroup.

Don MacDonald - NovaGold Resources Inc. - CFO

Yes, Citigroup, as Rick said, have been involved with us for some time. Interesting to note that actually, the first discussions with Citigroup were with their project lending team. So they are very familiar. In fact, I think that project lending team recommending us to their investment banking team, which probably was a key factor in leading us to the very successful financing that we did almost a year ago.

In terms of the lending, Citigroup is clearly a major lender into this sector. They are very interested in what we can do in terms of structuring the development of Galore Creek, and have already — and are going to be working with us for literally a day or so here — have already instigated some discussions behind the scenes with parties that we have not have access to through Rothschild. So they are bringing both their expertise and experience, in terms of joint ventures, to the play. But also, because they are a lender, they’re able to get into the lending side in a way that Rothschild could not do.

They are very familiar with the smelting groups that we’re dealing with, and are working with the multilaterals that back those smelting groups. If they are from Japan, for example, with [JAVIC] and Korea from the Korean EXIM Bank and so on. So we’re very encouraged by the discussions and hope to be making some announcements as the weeks go on here.

Rick Van Nieuwenhuyse - NovaGold Resources Inc. - President, CEO

In regards to your second question — which I’m not quite sure if it was really a question. We fully — this is the thing that we have been really pointing out, and why we think this is a way undervalued bid, is because Barrick just isn’t paying for — (indiscernible) not quite half the assets of the company, but is a significant portion of the assets of the company. (multiple speakers).

Ted Parsons - Parsons Capital - Analyst

Why don’t they use the measured and inferred of 2004 or something? I mean, it is so ridiculous.

Rick Van Nieuwenhuyse - NovaGold Resources Inc. - President, CEO

We concur, and I think that one of the things that is telling is as time moves on here, they cannot continue to hide that information forever. So the drill results, we will get the results and we will incorporate them into our own updated resource model, since it seems likely we have to do everything on Donlin these days. I guess we won’t understand anything until November 12.

Operator

There are no further questions registered at this time, gentlemen.

Rick Van Nieuwenhuyse - NovaGold Resources Inc. - President, CEO

Well, I would like to thank our shareholders for listening to our presentation today. If there are additional questions, please welcome you to call into the office, contact Doug or Greg or myself or any of the other team here. And we again would like to thank our shareholders for their support, their continued support throughout the years, but I guess specifically throughout the last four months and this onslaught from the 800-pound gorilla of Barrick.

Thanks very much, and we will sign off here.

Operator

Thank you. The conference has now ended. Please disconnect your lines at this time. Thank you for your participation, and have a great day.

DISCLAIMER

Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.